Exhibit 77M
MERGERS

On May 19, 2011, the Registrant’s Board of Trustees approved a reorganization of the RidgeWorth Large Cap Quantitative Equity Fund (“Quantitative Equity Fund”) into the RidgeWorth Large Cap Core Growth Stock Fund (“Core Growth Stock Fund”), a separate series of the Trust.  Effective after the close of business on July 15, 2011, each shareholder of the A and I Shares of the Quantitative Equity Fund became a shareholder of the Core Growth Stock Fund, and received corresponding A and I Shares of the Core Growth Stock Fund in an amount equal in value to the shares of the Quantitative Equity Fund the shareholder had immediately before the reorganization.  No shareholder vote was required with respect to the reorganization.